Board of directors in
RocketFuel A/S and
RocketFuel Blockchain Inc

January 20, 2025

Resignation from the Board of Directors in RocketFuel A/S and RocketFuel Blockchain Inc

I hereby formally resign from the Board of Directors in both RocketFuel A/S and RocketFuel Blockchain Inc.

Please confirm and make the necessary changes in the Company House in Denmark and equivalent in Nevada.

Best regards

Gert Funk

Gert
gertfunk@gmail.com